Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

August 27, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Delaying Amendment for Capital Series Trust (“Registrant”)

Registration Statement on Form N-14

File No. 333-205892

CIK - 0001587551

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the above referenced Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the AllianzGI Behavioral Advantage Large Cap Fund, a series of the Allianz Funds Multi-Strategy Trust with the Fuller & Thaler Behavioral Core Equity Fund, a series of the Capitol Series Trust. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 27, 2015, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Indianapolis and the State of Indiana on the 27th day of August, 2015.

No fees are required in connection with this filing.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

Any questions or comments with respect to this delaying amendment, they may be directed to my attention at (513) 366-3071. Kindly return an electronic transmittal as evidence of your receipt of this filing.

Very truly yours,

/s/ Jay S. Fitton
Jay S. Fitton
Secretary to the Capitol Series Trust

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.